AMENDING AGREEMENT NO. 2
THIS AMENDING AGREEMENT made effective as of the 10th day of November, 2015.
BETWEEN:
ONCOYLYTICS BIOTECH (U.S.), INC.,
("OBUS")
- and -
ALAN J. TUCHMAN, M.D.
(the "Employee")
WHEREAS the Employee is an officer of OBUS whose terms of employment are set forth in the Executive Employment Agreement ("Employment Agreement") dated effective September 27, 2012;
AND WHEREAS OBUS and the Employee wish to amend the Employment Agreement;
NOW THEREFORE in consideration of the mutual covenants contained in this Amending Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed as follows:
Section 1 - Amendments
The Employment Agreement is hereby amended by replacing Section 9 with the following:
(1)          The Employee's employment under this Agreement shall commence on the Commencement Date and shall continue until terminated in accordance with this Section 9.
(2)          Subject to Sections 9(3), (4) and (5), and notwithstanding any other provision contained herein to the contrary, the employment relationship between the Employee and OBUS arising out of this Agreement shall terminate upon forty-five (45) days notice being given to OBUS by the Employee or immediately upon notice being given to the Employee by OBUS.
(3)          If OBUS is entitled to terminate this Agreement as the result of a Termination Event, OBUS shall not be required to compensate the Employee in respect of such termination or provide any period of notice in lieu of compensation with respect to such termination.
(4)          Subject to Section 9(5), if this Agreement is terminated by OBUS at any time other than pursuant to Section 9(3), or if this Agreement is terminated by the Employee for Good Reason, the Employee shall be entitled to severance payment equal to twelve (12) months salary. The severance payment as provided pursuant to this Section 9(4) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.
(5)          Notwithstanding Section 9(4), if there is a change of control of OBUS, as defined herein, and if this Agreement is terminated by OBUS at any time within one (1) year following the change of control other than pursuant to Section 9(3), the Employee shall be entitled to severance payment equal to twice that determined pursuant to Section 9(4). The severance payment as provided pursuant to this Section 9(5) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.
For the purposes of this Section 9(5), “change of control” means any amalgamation, merger or other corporate reorganization which results in any change in the present effective voting control of OBUS, or will result in a change of the person or persons who own or control sufficient voting shares in OBUS to elect a majority of the directors of OBUS, or will result in a person acquiring sufficient voting shares in OBUS to elect a majority of the directors of OBUS, or any sale, lease, exchange, partnership, or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of OBUS or a plan of liquidation of OBUS and/or an agreement for the sale or liquidation of OBUS is approved and completed, or the Board of Directors determines in its sole discretion that a change of control has occurred, whether or not any event described above has occurred or is contemplated.
(6)          The Employee acknowledges and agrees that payment in lieu of notice in accordance with Section 9(4) or 9(5) shall be and is conclusively deemed to be reasonable compensation for termination of this Agreement and hereby waives any claim or potential claim that the Employee now has or may hereafter have, against OBUS for further severance compensation or notice other than that provided by the terms of this Agreement.
(7)     The Employee confirms that:

(a)	any breach of this Agreement or unauthorized disclosure of Confidential Information may result in irreparable harm to the Business of OBUS and considerable monetary damages to OBUS;

(b)	the damages suffered by OBUS may be difficult to establish; and

(c)	interim and permanent injunctions may be the only suitable remedy for OBUS;
but nothing herein shall in any way limit or restrict any other remedies available to OBUS at law or in equity including an action for damages.
(8)     Termination of the Employee's employment with Oncolytics for any reason whatsoever shall not terminate the Employee's obligations under Sections 7, 8 and 10 of this Agreement.

Section 2 - Effective Date

(1)    This Amending Agreement shall be effective from and after January 1, 2015.

(2)    In all other respects the parties confirm that the Employment Agreement, as amended, shall remain in full force and effect.

ONCOLYTICS BIOTECH (U.S.), INC.
Per:	/s/ Barry Skinner
Barry Skinner Director
Per:	/s/ Kirk Look
Kirk Look Chief Financial Officer

/s/ Alan Tuchman
ALAN J. TUCHMAN, M.D.